Exhibit 21.2

Greenstone Corporation

List of Subsidiaries

Name of Subsidiary	State of Jurisdiction of Incorporation
Bulawayo Mining Company Limited	England and Wales
Bulawayo Mining Company (UK) Limited	England and Wales
Gold Fields of Mazowe (UK) Limited	England and Wales
KD Mining Company (UK) Limited	England and Wales
Bulawayo Mining Company (Private) Limited	Zimbabwe
Mazowe Mining Company (Private) Limited	Zimbabwe
Redwing Mining Company (Private) Limited	Zimbabwe